[redacted] SEC Mail Processing Section

MAR 07 2014

Washington DC
405

14040513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Legacy Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 NW BROAD STREET
(No. and Street)

SOUTHERN PINES	NC	28387
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUY, STEPHEN M.
(Name – *if individual, state last, first, middle name*)

211 E. SIX FORKS ROAD	RALEIGH	NC	27609-7743
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr
DP 4/18/14
KH 3/27

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVEREIGN LEGACY SECURITIES, INC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public my comm exp 7/28/14

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCAOB # 4130

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2013

SOVEREIGN LEGACY SECURITIES, INC.

Audited Financial Statements and Other Financial Information

For the year ended December 31, 2013

Contents

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To The Board of Directors
Sovereign Legacy Securities, Inc.
Southern Pines, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc. (a North Carolina corporation) as of December 31, 2013 and the related statement of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovereign Legacy Securities, Inc. as of December 31, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements. Such

information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Barham Guy & McKnight, PA

Barham Guy & McKnight, PA
Raleigh, North Carolina
February 24, 2014

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2013

		2013
ASSETS		
Current Assets:		
Cash and cash equivalents	$	36,254
Accounts receivable		11,528
Prepaid asset		9,585
Total Current Assets		57,367
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	$	57,367

LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Payroll taxes	$	624
Accrued expenses		10,571
Total Current Liabilities		11,195
Stockholder's Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		97,279
Retained Earnings (Deficit)		(51,307)
Total Stockholder's Equity		46,172
Total Liabilities and Stockholder's Equity	$	57,367

See Independent Auditors' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2013

	2013
REVENUES	$ 320,500
EXPENSES	
Officer's salary	10,890
Repairs and maintenance	300
Telephone and utilities	814
Advertising	160
Office expense	1,060
Legal and accounting	31,140
Commission	268,230
Payroll taxes	833
Insurance	9,179
Taxes and licenses	750
Miscellaneous expense	246
Regulatory expense	5,768
Total Expenses	329,370
OPERATING INCOME (LOSS)	(8,870)
Other income (expense)	
Interest	8
Gain/(loss) on sale of securities	-
Gain on sale of asset	-
Bad Debt	-
TOTAL OTHER INCOME (EXPENSE)	8
NET INCOME(LOSS) BEFORE INCOME TAXES	(8,862)
Provision for income taxes	-
NET INCOME (LOSS) AFTER INCOME TAXES	(8,862)
Beginning Retained Earnings (Deficit)	(42,445)
Ending Retained Earnings (Deficit)	$ (51,307)

See Accountants' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

		2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(8,862)
Adjustments to reconcile net income		
to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities		-
Changes in operating assets and liabilities:		
(Increase) Decrease in receivable & prepaid		3,426
Increase (decrease) in accrued expense		(6,347)
Net cash provided (used) by operating activities		(11,783)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities		-
Net cash from investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		11,835
Net cash from financing activities		11,835
NET INCREASE (DECREASE) IN CASH		52
Cash and cash equivalents at beginning of year		36,202
Cash and cash equivalents at end of year	$	36,254

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	-0-
Income taxes	-0-

See Accountants' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Current Tax Provisions	2013
Federal	$ -
State	-
	$ -

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

NOTE 2 – BROKER DEALER UNDER SEA RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2013, the company had net capital of $35,908. This amount exceeded the required net capital by $10,908. The company's aggregate indebtedness ratio to net capital was 31.16% for the year ended December 31, 2013.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2013 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 36,254	-	-	$ 36,254
Level 1- Marketable Equity Securities	-	-	-	-
Total- Level 1	**$ 36,254**	**$ -**	**$ -**	**$ 36,254**

The company had no transfers into or out of Level 1 fair value instruments during 2013, nor did it hold any Level 2 or Level 3 financial instruments during 2013.

NOTE 5 – LEASING ARRANGEMENTS

The company has a month to month operating lease for its office facility.

NOTE 6 – UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 24, 2014.

NOTE 7 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 24, 2014 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2013

		2013
TOTAL STOCKHOLDER'S EQUITY	$	46,172
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(10,264)
TENTATIVE NET CAPITAL		35,908
Haircut on securities		-
NET CAPITAL	$	35,908
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		11,195
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		31.18%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		10,908
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		35,908
Audit adjustment for accrued and other expenses/timing difference ROUNDING		-
NET CAPITAL PER ABOVE	$	35,908

See Independent Auditors' Report and Notes to Financial Statements.

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To the Board of Directors
Sovereign Legacy Securities Inc.
Southern Pines, North Carolina

In planning and performing our audit of the financial statements of Sovereign Legacy Securities, Inc. for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Sovereign Legacy Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Sovereign Legacy Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Sovereign Legacy Securities, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of Sovereign Legacy Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which Sovereign Legacy Securities Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, by the entity's internal control on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Sovereign Legacy Securities, Inc.'s practices and procedures were adequate at December 31, 2013 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Barham Guy & McKnight, PA

Barham Guy & McKnight, P.A.

February 24, 2014